Filed by CB Bancshares, Inc. pursuant
                                  to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-6 under
                                           the Securities Exchange Act of 1934

                                          Subject Company: CB Bancshares, Inc.
                                               Commission File No.: 333-104783


The following is a press release, issued September 1, 2004, by CB Bancshares,
Inc.:



[GRAPHIC OMITTED]
CENTRAL PACIFIC FINANCIAL CORP                         CB BANCSHARES, INC.



Investor Contact:                              Media Contact:

Neal Kanda                                     Ann Takiguchi

VP & Treasurer                                 VP & PR/Communications Officer

Central Pacific Financial Corp.                Central Pacific Bank

(808) 544-0622                                 (808) 544-0685

NEAL.KANDA@CENTRALPACIFICBANK.COM
  ANN.TAKIGUCHI@CENTRALPACIFICBANK.COM




Investor Contact:                              Media Contact:
Dean K. Hirata                                 Wayne T. Miyao
Senior Vice President and                      Senior Vice President
Chief Financial Officer                        City Bank

CB Bancshares, Inc.                            (808) 535-2590
(808) 535-2583                                 wmiyao@cb-hi.net
ahirata@cb-hi.net


NEWS RELEASE



===============================================================================


Independent Proxy Advisor Recommends that Central Pacific and CB Bancshares Shareholders Vote "FOR" the Merger



Honolulu, HI - September 1, 2004 - Central Pacific Financial Corp. (NYSE: CPF) and CB Bancshares, Inc. (Nasdaq: CBBI) announced today that Institutional Shareholder Services (ISS), the world's leading, independent proxy voting advisory firm, has recommended in two separate reports that Central Pacific and CB Bancshares shareholders vote "FOR" the companies' proposed merger.

In making its recommendation to Central Pacific shareholders, ISS concluded that, "Based on the fairness opinion and the potential strategic synergies, we believe the merger agreement warrants shareholder support."

"We are pleased that ISS, a well-respected independent proxy advisor, has recommended that shareholders support Central Pacific's proposed merger with CB Bancshares," said Clint Arnoldus, Chairman, President and Chief Executive Officer of Central Pacific Financial Corp. "We are excited about completing the merger so we can begin the process of creating what we believe will be a stronger, more diversified company, fiercely loyal to Hawaii and dedicated to serving the commercial and personal banking needs of our customers."

In a separate report to CB Bancshares shareholders, ISS concluded that, "Based on the market premium, the fairness opinion, and the potential strategic synergies, we believe the merger agreement warrants shareholder support."

Ronald K. Migita, President and Chief Executive Officer of CB Bancshares, Inc. said, "CB Bancshares' Board of Directors and management team are pleased that ISS recognizes our Board's efforts in securing an attractive premium for CB Bancshares shareholders. We continue to recommend all shareholders vote `for' the merger."

Separately, Central Pacific and CB Bancshares also reminded their shareholders that the proposed merger requires 75% of each company's outstanding shares be voted in favor of the merger agreement, and urged all shareholders who have not yet voted to do so at their first opportunity.

ISS is a leading provider of proxy voting and corporate governance services. Headquartered in Rockville, Maryland, ISS provides voting recommendation and governance advisory services to financial institutions and corporations worldwide. ISS analyzes proxies and issues informed research and objective vote recommendations for more than 20,000 shareholder meetings each year.

About CPF and CBBI
------------------
CPF is a Hawaii bank holding company with $2.50 billion in assets as of June 30, 2004. Central Pacific Bank, a wholly owned subsidiary of CPF, is the third largest commercial bank in the State of Hawaii based on assets, with 23 branch offices statewide.

         CB Bancshares, Inc. is a bank holding company with $1.88 billion in assets as of June 30, 2004. City Bank, a wholly owned subsidiary of CBBI, provides full commercial banking services through 17 branches on the Island of Oahu, two branches on the Island of Hawaii, two branches on the Island of Maui and one branch on the Island of Kauai.


                                  **********

         This press release contains forward-looking statements. Such statements, which are based on current assumptions, beliefs and expectations of management and describe future plans, strategies and expectations, are generally identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. Managements' ability to predict results or the actual effect of plans and strategies is inherently uncertain, and actual results may differ from those set forth in the forward-looking statements.


CPF has filed a registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a definitive joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2500.

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